NESTLÉ S.A.

82-1252

CORPORATE COMMUNICATIONS
DEPARTMENT

**Registered Mail**
**Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
**Washington, D.C. 20549-0302**
U.S.A.



Vevey, 24 February 2005
FXP/dme



**Nestlé S.A. – Today's Press Release**

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,



F.X. Perroud
Vice President

Encl.

AVENUE NESTLÉ 55 CH-1800 VEVEY (SWITZERLAND) TELEPHONE +41 (0)21 924 25 23 TELEFAX +41 (0)21 922 63 34

Nestlé

# PRESS RELEASE

## Nestlé Full-Year Results: EBITA Margin and Net Profit Up – Dividend Increase and Share Buyback Planned

- 4.5 percent organic growth, above industry average, real internal growth up to 2.9 percent
- 12.6 percent EBITA margin at an all-time high in spite of higher raw material and packaging costs; 40 basis point improvement in constant currencies
- net profit up 8.1 percent to CHF 6.7 billion, resulting in a 7.7 percent net margin
- proposed dividend of CHF 8 per share, up 11 percent over 2003
- record-breaking CHF 10.4 billion operating cash flow
- very strong financial situation with net debt reduced to CHF 10.2 billion from CHF 14.4 billion in 2003
- share buyback program of up to CHF one billion to start later this year

Peter Brabeck-Letmathe, CEO of Nestlé, commented: "The Group has shown that it can deliver strong growth and better profitability even under challenging circumstances. In particular, our businesses in the Americas and Asia, Oceania and Africa, together with Alcon, have achieved outstanding growth and strong profit performances. The Group's proven capacity to generate predictable, strong operating cash flow together with its AAA rating allows it to become more flexible in its capital structure management. The Board is therefore proposing an 11 percent increase of the dividend and authorizes a share buyback program starting in the second half of 2005. Looking ahead to 2005, I am confident that Nestlé will again increase its sales and EBITA margin in constant currencies, with organic growth within our trend target of between 5 and 6 percent."

| Figures at a glance | | | | | |
|---|---|---|---|---|---|
| | | | *% of sales* | | |
| | ***2004*** | *2003* | ***2004*** | *2003* | *Change 2004/2003* |
| Sales | CHF 86 769m | CHF 87 979m | | | |
| EBITA | CHF 10 970m | CHF 11 006m | **12.6%*** | 12.5% | +10bps |
| Net profit | CHF 6 717m | CHF 6 213m | **7.7%** | 7.1% | +60bps |
| EPS | CHF 17.29 | CHF 16.05 | | | +7.7% |
| Operating cash flow | CHF 10 412m | CHF 10 125m | **12.0 %** | 11.5% | +50bps |
| Real internal growth<br>Organic growth | +2.9%<br>+4.5% | +2.2%<br>+5.1% | | | |

** EBITA in constant currencies: 12,9% = +40bps* *(bps = basis points)*

./.

Vevey, 24 February 2005 – On consolidated sales of CHF 86 769 million, the Nestlé Group achieved an EBITA (Earnings Before Interest, Taxes and Amortization of goodwill) of CHF 10 970 million, resulting in an all-time high margin of 12.6 percent of sales. Net profit amounted to CHF 6 717 million, a margin of 7.7 percent up from 7.1 percent in 2003, while earnings per share stood at CHF 17.29 over CHF 16.05 in 2003. These results were achieved in the face of higher prices for raw materials such as milk, coffee, sugar, energy and packaging materials, poor weather conditions, and a difficult business environment in western Europe.

## Sales and margins

Although constant currency sales increased by 2.1 percent in 2004, reported sales declined by 1.4 percent due to a negative 3.5 percent currency impact on the one hand and, on the other, to the level of divestitures which, at 3.6 percent of sales, outweighed that of acquisitions, at 1.2 percent. Real internal growth accelerated to 2.9 percent from 2.2 percent in 2003 which, combined with a pricing increase of 1.6 percent, resulted in organic growth of 4.5 percent, somewhat below the Group's long-term target but well above the industry average.

**Sales and EBITA margins by management responsibilities and geographic areas**

| | ***2004*** | *2003* | ***2004*** | ***2004*** | *2003* |
|---|---|---|---|---|---|
| | **Sales in CHF millions** | | **Organic growth (%)** | **EBITA margins (%)** | **EBITA margins (%)** |
| Food | | | | | |
| • Europe | **28 563** | 28 574 | **-0.4** | **12.2** | 12.5 |
| • Americas *(a)* | **27 776** | 27 655 | **+7.7** | **14.9** | 15.0 |
| • Asia, Oceania and Africa | **14 673** | 14 432 | **+6.9** | **17.4** | 17.4 |
| Nestlé Waters | **8 039** | 8 066 | **+0.6** | **8.3** | 9.7 |
| Other Activities *(b)* | **7 718** | 9 252 | **+10.4** | **22.6** | 16.6 |
| **Group Totals** | **86 769** | 87 979 | **+4.5** | **12.6** | 12.5 |

*(a) Organic growth includes Dreyer's impact since July 2004*

*(b) Mainly pharmaceutical products, joint ventures managed on a worldwide basis, Eismann (until August 2004) and Trinks (until December 2003)*

*All calculations based on non-rounded figures*

**Europe** experienced difficult trading conditions in 2004 due to limited economic growth, higher household savings and increased price competition among retailers. In such an environment sales were maintained at CHF 28.6 billion, essentially due to the strength of the euro against the Swiss franc. The organic growth of -0.4 percent was generated by positive price adjustments of 0.9 percent which partly compensated real internal growth of -1.3 percent. This performance was held back by the ice cream business which was severely affected by the adverse weather during the summer season, contrasting with the extraordinarily good conditions which prevailed in 2003, particularly in Germany and France. The shortfall of ice cream hides a positive evolution of real internal growth in several key categories, including culinary, soluble coffee and pet care. The Group also enjoyed a successful year with hard discounters, with sales up 10 percent. Sales to hard discounters now account for 5 percent of total sales in Europe.

The Zone's EBITA was CHF 3.5 billion and the margin 12.2 percent in 2004. The successful achievement of savings through productivity and structural cost improvements within our industrial and administrative set-up could only partly offset the negative impacts of increased trade spend, brand support and reduced growth. The main profit shortfall was in ice cream, whereas the most marked improvements in profitability were in chocolate and confectionery, culinary and frozen food.

In the **Americas**, 2004 has been a year of exceptional progress, with sales growth above the industry average. Organic growth reached 7.7 percent, comprised of 4.8 percent real internal growth and 2.9 percent pricing. In spite of the 8 percent devaluation of the US dollar against the Swiss franc, sales for the year reached CHF 27.8 billion, slightly ahead of 2003. The Zone's EBITA margin was 14.9 percent, the slight decline from 15.0 percent reflecting the inclusion of Dreyer's for a whole year, which masks an operating improvement of 40 basis points elsewhere in the Zone. The organic growth performance, which included Dreyer's Grand Ice Cream Company from July to December, was made possible by good performances from both our North American and Latin American businesses, with 6.2 percent and 10.7 percent respectively.

In the **USA**, real internal growth was particularly strong in the nutrition business. Successful innovation speeded up frozen food after a slow start. Dreyer's ice cream delivered exceptional growth, not least due to the successful launch of "Slow Churned" Dreyer's Grand Light. In **Canada** the Company consolidated its leadership position in confectionery and enjoyed outstanding growth in infant nutrition. The pet care operations in North America delivered strong organic growth of 8.8 percent, driven by significant innovation and renovation. This strong sales performance enabled an improvement in pet care margins in spite of raw material pressures.

The Group's businesses in **Latin America** were able to recover from the difficult economic conditions experienced in 2003, with a much stronger organic growth of 10.7 percent. The Group's operations in **Brazil** have once again returned to a more normal growth rate helped by an improved economic climate. **Mexico**'s performance was again outstanding; further growth and excellent margins were achieved by focusing on a fast rotation of products at point-of-sale, well-targeted marketing support and significant innovation and renovation.

**Dairy Partners Americas (DPA)**, Nestlé's joint venture with Fonterra, which now covers five countries, has enjoyed excellent growth in 2004. Significant progress was made towards securing a cost-competitive supply of fresh milk and milk ingredients and building strong positions in chilled and liquid milk products. The individual joint ventures of the alliance currently operate 13 factories and source over 2.5 billion liters of fresh milk.

Zone **Asia, Oceania and Africa** experienced another challenging year in 2004, with political crises in Iraq and Central West Africa Region, natural disasters in Asia, rising raw material costs and high oil prices. Despite these difficulties, sales amounted to CHF 14.7 billion. Real internal growth improved considerably compared to last year and the Zone finished the year with an organic growth of 6.9 percent. The Zone achieved a high EBITA margin, unchanged at 17.4 percent, despite higher input costs.

**Greater China,** especially the mainland, continued to perform well with organic growth of 11.5 percent, resulting from its leadership positions in several key product categories. **The Philippines** had an exceptional performance with organic growth of 16.4 percent. Nestlé **Japan,** on the other hand, experienced negative organic growth of 3.9 percent, largely as a result of the very competitive soluble coffee market there. The rest of the Zone performed well, including **Africa,** which achieved 7.2 percent organic growth in spite of the problems in western Africa; southern and east Africa even had double-digit growth rates. The **Middle East** pursued its development with a very satisfactory 10.4 percent organic growth.

**Nestlé Waters** experienced contrasting trading conditions in Europe and North America. The European water industry was confronted by poor summer weather, following the heat wave in 2003, as well as by a consumer shift towards private label and lower priced bottled waters, which resulted in a decline in the market. With -8.4 percent organic growth in Europe, Nestlé was affected by this trend in 2004. Nevertheless, the Company had preempted the move to value-priced water at the end of the 1990s with the launch of a pan-European water, Nestlé Aquarel. This brand enjoyed outstanding success in 2004, with an organic growth of over 40 percent. In North America, the water industry continued to experience volume growth combined with price deflation. Nestlé performed well in this difficult environment to achieve increased market shares in retail, with 9.7 percent organic growth. The price declines in retail also affected the Home and Office delivery market in the US, but this remains a sizable business for Nestlé, with excellent profitability. There were good performances elsewhere in the world, with many markets achieving double-digit growth: China, Egypt, Brazil and Argentina, for example, exceeded 30 percent organic growth. Overall Nestlé Waters delivered organic growth of 0.6 percent and real internal growth of 2.4 percent.

In **other activities**, Alcon recorded organic growth of 11.1 percent, while Nestlé's 50/50 joint venture with General Mills, Cereal Partners Worldwide, had organic growth of 10.0 percent.

**Sales and EBITA margins by product groups**

| | ***2004*** | *2003* | ***2004*** | ***2004*** | *2003* |
|---|---|---|---|---|---|
| | Sales in CHF millions | | Organic growth (%) | EBITA margins (%) | EBITA margins (%) |
| Beverages | **21 793** | 23 520 | **+2.5** | **17.7** | 17.2 |
| Milk Products, Nutrition and Ice Cream [(a)] | **23 582** | 23 283 | **+5.4** | **11.4** | 12.0 |
| Prepared Dishes and Cooking Aids | **15 878** | 16 068 | **+3.5** | **12.1** | 11.7 |
| Chocolate, Confectionery and Biscuits | **10 258** | 10 240 | **+3.2** | **11.2** | 10.2 |
| PetCare | **9 934** | 9 816 | **+6.2** | **14.6** | 14.7 |
| Pharmaceutical Products | **5 324** | 5 052 | **+10.4** | **28.8** | 26.3 |
| **Group Totals** | **86 769** | 87 979 | **+4.5** | **12.6** | 12.5 |

*(a) Organic Growth includes Dreyer's impact since July 2004*

*All calculations based on non-rounded figures*

./.

**Beverages** experienced a 2.5 percent organic growth rate. The technology-driven relaunch of Nescafé, delivering a clear 60/40 consumer preference in all markets, was a success. Nevertheless, serious spoiling activity by competitors in Japan and the reorganization of the Company's distribution network in Russia reduced organic growth to 2.3 percent. Powdered beverages had organic growth of 3.6 percent, while liquid beverages enjoyed organic growth of 3.9 percent.

**Milk products, nutrition and ice cream** had an organic growth rate of 5.4 percent. Milk products achieved 5.9 percent organic growth. The category had a difficult year in Europe, with the chilled dairy market witnessing a dramatic shift to private label, chiefly in France. Milk products performed well in the rest of the world, particularly in the US, Mexico and Australia. Nutrition had a strong year with 8.7 percent organic growth; performance nutrition even grew by 18.2 percent. Ice cream achieved organic growth of 0.5 percent in spite of the poor weather in Europe, where the Group has held market share and is closing the gap with the market leader. Most of the rest of the world experienced strong ice cream sales. In the US, the main contributors to good performance were Dreyer's Grand Light and Häagen-Dazs.

**Prepared dishes and cooking aids** achieved an organic growth rate of 3.5 percent. The US frozen food business had a strong end to the year, and chilled culinary performed well in Europe due to a high level of innovation in dough and pasta. Culinary continued to perform well in emerging markets, especially in China, where the Totole bouillon brand and the more recently acquired Haoji bouillon operation outperformed the market.

**Chocolate, confectionery and biscuits** had an organic growth rate of 3.2 percent. Chocolate, with organic growth of 3.4 percent, had a better year in 2004. The UK market was turned around acquiring an increased market share and showing an improving real internal growth trend throughout the year. Russia was weaker due to the reorganization of the Company's local distribution network, while Brazil, Japan and Mexico had particularly good chocolate sales.

**PetCare** achieved an organic growth rate of 6.2 percent. North America experienced a high level of innovation focusing on health and wellness which consumers view as important for their pets as for themselves. Europe achieved positive growth in spite of a difficult trading environment, while business in the rest of the world continued to gather momentum.

## Profit, cash flow and net debt

The Group's EBITA, at CHF 11.0 billion, remained stable in 2004, held back by the strength of the Swiss franc, particularly against the US dollar and related currencies. The reported EBITA margin increased to 12.6 from 12.5 percent. At constant currency, the margin improved by a further 30 basis points. This constant currency performance, an increase of 40 basis points, gives an accurate picture of the underlying performance of the Group's businesses around the world, foreign exchange volatility being beyond the control of management.

The cost of goods sold declined during 2004, both in actual terms and as a percentage of sales. This improvement was driven by acquisitions and divestitures on the one hand and, on the other, by the Group's cost savings initiatives, particularly Target 2004+. This initiative was concluded at the end of the year and yielded CHF 3.2 billion over the three-year period. Distribution costs remained unchanged at 8.1 percent of sales. Marketing and administrative costs increased 70 basis points, reflecting the impact of acquisitions and divestitures, but also Nestlé's increased investment in its brands and market positions. Spending on research and development increased by 20 basis points, to 1.6 percent of sales, mainly reflecting the creation of GLOBE's Business Technology Center.

./.

The Group's net profit reached CHF 6.7 billion, or 7.7 percent of sales, compared with CHF 6.2 billion, or 7.1 percent of sales, in 2003, and included Nestlé's CHF 1.0 billion share of a dilution profit at L'Oréal, resulting from the deconsolidation of Sanofi-Synthélabo. Earnings per share were CHF 17.29 compared to CHF 16.05 in 2003.

Nestlé's return on invested capital excluding goodwill remained at 19.9 percent (10.9 percent with goodwill included) reflecting currency fluctuations.

The level of capital expenditure was unchanged in 2004 at CHF 3.3 billion, or 3.8 percent of sales.

Operating cash flow improved from CHF 10.1 billion, or 11.5 percent of sales, to CHF 10.4 billion, representing 12 percent of sales in 2004. This was a particularly good performance in light of the negative impact of the weakness of the US dollar and related currencies on cash flows. Free cash flow increased to CHF 6.6 billion in 2004, or 7.7 percent of sales, compared to CHF 6.4 billion, or 7.2 percent of sales in 2003.

The Group's net debt declined to CHF 10.2 billion at the end of 2004 from CHF 14.4 billion at the end of 2003. This reduction in net debt confirms the Group's strong cash flows and reflects the benefits of our divestitures, as well as of our currency allocation, much of the debt being in US dollars.

The net financing cost increased slightly to CHF 0.7 billion, compared to CHF 0.6 billion in 2003, reflecting mainly somewhat higher interest rates as well as a poorer liquidity performance in 2004. Equity rose from CHF 36.9 billion to CHF 39.2 billion, net of treasury shares, the carrying value of which remained unchanged at CHF 2.4 billion. The ratio of net debt to equity improved to 25 percent from 38 percent at the end of the previous year.

The Group's savings programs, Target 2004+ and Project FitNes, both enabled by GLOBE, have contributed significantly to the EBITA margin improvement by delivering CHF 1.3 billion in gross savings. Much of this was reinvested in higher raw material and packaging costs as well as strengthening our market position. In the course of 2004, the number of factories declined from 511 to 500; 29 factories were sold or closed, 15 acquired or newly opened and 3 saw their status changed.

## Board decisions

### Capital Structure Management

The strong financial situation of Nestlé, its increasing and predictable cash flow, coupled with lower net debt and no immediate likelihood of larger scale acquisitions, has allowed Nestlé to review the management of its capital structure. As a result, the Board of Directors of Nestlé S.A. is proposing a dividend of CHF 8 per share, representing a 11 percent increase and a pay-out ratio of 46.3 percent. Furthermore, the Board has approved a new strategy in the form of share buybacks for cancellation. Such buybacks are subject to market conditions as well as other strategic initiatives such as acquisitions and divestitures and have to take into account Nestlé's commitment to its AAA debt rating. The first buyback program, with a value of up to CHF 1 billion, will start later this year. Further programs could be more significant. The cancellation of shares is subject to shareholder approval, which will be sought in due time.

./.

### New Board Member Proposed

As announced previously, the Board is proposing to the General Meeting of 14 April 2005 to elect Professor Günter Blobel as a member of the Board of Directors of Nestlé S.A. Furthermore, the Board appointed Mr. Richard T. Laube Deputy Executive Vice-President of Nestlé S.A. to the newly-created function of Corporate Business Development Manager. Mr. Laube was in charge of the global OTC business of Roche and also had a very successful career in the consumer products' sector of Procter & Gamble. He will assist in the definition of Nestlé's roadmap to becoming a nutrition and wellness company.

The General Meeting of Nestlé S.A. will take place on 14 April 2005 at 15:00 at the Palais de Beaulieu in Lausanne. No transfer of shares affecting voting rights will be registered between 25 March 2005 and the day of the General Meeting. The management report will be available from 22 March 2005, whereas the fully audited financial statements are now on display on the Nestlé Corporate Website (www.nestle.com). The dividend will be payable from 20 April 2005.

### Outlook

Nestlé expects its business to unfold in an economic environment that is not significantly different from that of 2004 and just as competitive. The management is nevertheless confident that the Group's proven strategies will allow it to show further sales growth and EBITA margin improvement in constant currencies and it maintains its 5-6 percent organic growth trend target.

*[Press Release Ends]*

| **Contacts:** | *Media:* | *François-Xavier Perroud* | *+41-21-924 2596* |
|---|---|---|---|
| | *Investors:* | *Roddy Child-Villiers* | *+41-21-924 3509* |

Attachment:

## CONSOLIDATED ACCOUNTS OF THE NESTLÉ GROUP

**Extracts (6 pages) – see PDF file below**



"Extracts (E) 6pages.pdf"

***The complete 2004 financial statements of the Nestlé Group can be downloaded from our website***

**http://www.ir.nestle.com/fullyear2004.asp**

**All the services/events below are available in English via the Nestlé Group's Internet site:**

http://www.nestle.com/Media_Center/Events/Main_Event/Main+Event.htm

**The** 2004 Full-Year Results **are available at:**

**www.nestle.com**

TELECONFERENCE:

**0830 (Swiss) / 0730 (UK): Investors' Conference Call hosted by Wolfgang Reichenberger, Nestlé CFO** Live Audio Broadcast.
**Dial-in number** (listen only): **Tel. +44 (0) 20 8901 6997**

**Replay numbers (available from approx. one hour after the call ends)**:

UK / Europe: +44 (0) 20 8515 2499 access code: 634238#
US: +1 303 590 3000 / 1 800 405 2236 access code: 11023117#

This will be **available as for 90 days.**

**Should you have any technical difficulties connecting to the conference calls,** please contact **A. Palmer at the MacMaster Company,**
**Tel. +44 (0)207 670 7452**

You can follow the
**Investors' Conference call in audio with synchronized presentation** at

**http://clients.world-television.com/Nestle_q404/**

You can also **download the PowerPoint presentation that will accompany the conference call** from 0745 (Swiss) at:

**http://www.ir.nestle.com/**

PRESS CONFERENCE hosted by Peter Brabeck-Letmathe, Nestlé CEO:

You can follow this **live** at 1000 (Swiss) 0900 (UK) at

**http://clients.world-television.com/Nestle_q404_press/**

The **press kit (speech and presentation)** will be available at

**http://www.nestle.com/Media_Center/Media+Center.htm**

# Consolidated income statement for the year ended 31 December 2004

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| **Sales to customers** | **86 769** | **87 979** |
| Cost of goods sold | (36 146) | (37 583) |
| Distribution expenses | (7 045) | (7 104) |
| Marketing and administration expenses | (31 195) | (31 081) |
| Research and development costs | (1 413) | (1 205) |
| **EBITA Earnings Before Interest, Taxes and Amortisation of goodwill** | **10 970** | **11 006** |
| Net other income (expenses) | (699) | (534) |
| Amortisation of goodwill | (1 599) | (1 571) |
| **Profit before interest and taxes** | **8 672** | **8 901** |
| Net financing cost | (669) | (594) |
| **Profit before taxes** | **8 003** | **8 307** |
| Taxes | (2 452) | (2 307) |
| **Net profit of consolidated companies** | **5 551** | **6 000** |
| Share of profit attributable to minority interests | (422) | (380) |
| Share of results of associates | 1 588 | 593 |
| **Net profit** | **6 717** | **6 213** |
| As percentages of sales | | |
| EBITA Earnings Before Interest, Taxes and Amortisation of goodwill | 12.6% | 12.5% |
| Net profit | 7.7% | 7.1% |
| Earnings per share (in CHF) | | |
| Basic earnings per share | 17.29 | 16.05 |
| Fully diluted earnings per share | 16.96 | 15.92 |

# Consolidated balance sheet as at 31 December 2004

before appropriations

| In millions of CHF | | 2004 | | 2003 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets | | | | |
| Liquid assets | | | | |
| Cash and cash equivalents | 4 902 | | 7 074 | |
| Other liquid assets | 10 380 | | 8 054 | |
| | | 15 282 | | 15 128 |
| Trade and other receivables | | 11 809 | | 12 851 |
| Inventories | | 7 025 | | 6 995 |
| Derivative assets | | 585 | | 669 |
| Prepayments and accrued income | | 584 | | 590 |
| **Total current assets** | | 35 285 | | 36 233 |
| Non-current assets | | | | |
| Property, plant and equipment | | | | |
| Gross value | 41 045 | | 41 778 | |
| Accumulated depreciation | (23 993) | | (24 339) | |
| | | 17 052 | | 17 439 |
| Investments in associates | | 4 091 | | 2 707 |
| Deferred tax assets | | 1 446 | | 1 398 |
| Financial assets | | 2 410 | | 2 394 |
| Employee benefits assets | | 928 | | 1 070 |
| Goodwill | | 23 854 | | 26 745 |
| Intangible assets | | 2 028 | | 1 575 |
| **Total non-current assets** | | 51 809 | | 53 328 |
| **Total assets** | | 87 094 | | 89 561 |

| In millions of CHF | | 2004 | | 2003 |
|---|---|---|---|---|
| **Liabilities, minority interests and equity** | | | | |
| Current liabilities | | | | |
| Trade and other payables | | 9 107 | | 9 852 |
| Financial liabilities | | 14 722 | | 15 419 |
| Tax liabilities | | 584 | | 549 |
| Derivative liabilities | | 856 | | 846 |
| Accruals and deferred income | | 3 848 | | 3 699 |
| **Total current liabilities** | | 29 117 | | 30 365 |
| Non-current liabilities | | | | |
| Financial liabilities | | 10 731 | | 14 064 |
| Employee benefits liabilities | | 3 192 | | 3 363 |
| Deferred tax liabilities | | 447 | | 576 |
| Other payables | | 327 | | 309 |
| Provisions | | 3 004 | | 3 061 |
| **Total non-current liabilities** | | 17 701 | | 21 373 |
| **Total liabilities** | | 46 818 | | 51 738 |
| **Minority interests** | | 1 057 | | 943 |
| Equity | | | | |
| Share capital | | 404 | | 404 |
| Share premium and reserves | | | | |
| Share premium | 5 926 | | 5 926 | |
| Reserve for treasury shares | 2 619 | | 2 458 | |
| Translation reserve | (7 189) | | (5 630) | |
| Retained earnings | 39 894 | | 36 093 | |
| | | 41 250 | | 38 847 |
| | | 41 654 | | 39 251 |
| Less: | | | | |
| Treasury shares | | (2 435) | | (2 371) |
| **Total equity** | | 39 219 | | 36 880 |
| **Total liabilities, minority interests and equity** | | 87 094 | | 89 561 |

# Consolidated cash flow statement for the year ended 31 December 2004

| In millions of CHF | | 2004 | | 2003 |
|---|---|---|---|---|
| *Operating activities* | | | | |
| Net profit of consolidated companies | 5 551 | | 6 000 | |
| Depreciation of property, plant and equipment | 2 506 | | 2 408 | |
| Impairment of property, plant and equipment | 130 | | 148 | |
| Amortisation of goodwill | 1 599 | | 1 571 | |
| Depreciation of intangible assets | 278 | | 255 | |
| Impairment of intangible assets | – | | 74 | |
| Increase/(decrease) in provisions and deferred taxes | 78 | | 312 | |
| Decrease/(increase) in working capital | 227 | | (688) | |
| Other movements | 43 | | 45 | |
| **Operating cash flow** [a] | | 10 412 | | 10 125 |
| *Investing activities* | | | | |
| Capital expenditure | (3 295) | | (3 337) | |
| Expenditure on intangible assets | (736) | | (682) | |
| Sale of property, plant and equipment | 246 | | 244 | |
| Acquisitions [b] | (633) | | (1 950) | |
| Disposals | 266 | | 725 | |
| Income from associates | 201 | | 208 | |
| Other movements | (23) | | 64 | |
| **Cash flow from investing activities** | | (3 974) | | (4 728) |

[a] Taxes paid amount to CHF 2523 million (2003: CHF 2267 million). Net interest paid amounts to CHF 578 million (2003: CHF 532 million).
[b] 2003 comparatives exclude the CHF 3 billion payable for the Dreyer's acquisition recorded under non-current financial liabilities.

| In millions of CHF | | 2004 | | 2003 |
|---|---|---|---|---|
| Financing activities | | | | |
| Dividend for the previous year | (2 800) | | (2 705) | |
| Purchase of treasury shares | (715) | | (318) | |
| Sale of treasury shares and options | 573 | | 660 | |
| Movements with minority interests | (189) | | (197) | |
| Bonds issued | 558 | | 2 305 | |
| Bonds repaid | (903) | | (693) | |
| Increase/(decrease) in non-current financial liabilities | (683) | | (134) | |
| Increase/(decrease) in current financial liabilities | (1 204) | | (2 930) | |
| Decrease/(increase) in marketable securities and other liquid assets | (2 077) | | (736) | |
| Decrease/(increase) in short-term investments | (487) | | 734 | |
| **Cash flow from financing activities** | | **(7 927)** | | **(4 014)** |
| Translation differences on flows | | (494) | | (457) |
| **Increase/(decrease) in cash and cash equivalents** | | **(1 983)** | | **926** |
| Cash and cash equivalents retranslated at beginning of year | | | | |
| Cash and cash equivalents at beginning of year | 7 074 | | 6 338 | |
| Effects of exchange rate changes on opening balance | (189) | | (190) | |
| | | 6 885 | | 6 148 |
| **Cash and cash equivalents at end of year** | | **4 902** | | **7 074** |

# Segmental information

By management responsibility and geographic area

| In millions of CHF | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| | Sales | | EBITA | |
| Zone Europe | 28 563 | 28 574 | 3 492 | 3 561 |
| Zone Americas | 27 776 | 27 655 | 4 152 | 4 150 |
| Zone Asia, Oceania and Africa | 14 673 | 14 432 | 2 547 | 2 508 |
| Nestlé Waters | 8 039 | 8 066 | 669 | 782 |
| Other activities [a] | 7 718 | 9 252 | 1 744 | 1 537 |
| | 86 769 | 87 979 | 12 604 | 12 538 |
| Unallocated items [b] | | | (1 634) | (1 532) |
| EBITA Earnings Before Interest, Taxes and Amortisation of goodwill | | | 10 970 | 11 006 |

[a] Mainly Pharmaceutical products, Joint Ventures managed on a worldwide basis and Eismann. 2003 comparatives include Trinks.
[b] Mainly corporate expenses as well as research and development costs

By product group

| In millions of CHF | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| | Sales | | EBITA | |
| Beverages | 21 793 | 23 520 | 3 867 | 4 038 |
| Milk products, Nutrition and Ice cream | 23 582 | 23 283 | 2 682 | 2 796 |
| Prepared dishes and cooking aids | 15 878 | 16 068 | 1 924 | 1 884 |
| Chocolate, confectionery and biscuits | 10 258 | 10 240 | 1 153 | 1 047 |
| PetCare | 9 934 | 9 816 | 1 446 | 1 444 |
| Pharmaceutical products | 5 324 | 5 052 | 1 532 | 1 329 |
| | 86 769 | 87 979 | 12 604 | 12 538 |
| Unallocated items [a] | | | (1 634) | (1 532) |
| EBITA Earnings Before Interest, Taxes and Amortisation of goodwill | | | 10 970 | 11 006 |

[a] Mainly corporate expenses as well as research and development costs